UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 2025

Commission File Number: 001-40352

Genius Sports Limited

(Translation of registrant’s name into English)

Genius Sports Group

1st Floor, 27 Soho Square,

London, W1D 3QR

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Results of Annual General Meeting of Shareholders

Genius Sports Limited (the “Company”) held its 2025 Annual General Meeting of Shareholders (the “AGM”) on December 10, 2025.

A total of 195,422,891 ordinary shares, representing approximately 78.4% of all voting share capital in the Company in issue as of the record date on November 5, 2025, were present in person or represented by proxy at the AGM. The results of the votes are as follows:

		For		Against		Abstain
Resolutions		Votes	% of Voted	Votes	% of Voted	Votes
1.	An ordinary resolution that the annual report, the audited financial statements, the Directors’ report, and the Auditor’s report for the financial year ended December 31, 2024 be received and approved.	194,596,645	99.58%	32,639	0.02%	793,607
2.	An ordinary resolution seeking approval of the re-appointment of Kenneth J. Kay as a Class I Director of the Company for a term of three years to expire at the third annual general meeting of the Company’s shareholders following such election and until he ceases to serve in his office in accordance with the Company’s Amended and Restated Articles of Incorporation or any law, whichever is earlier.	192,492,760	98.50%	2,797,211	1.43%	132,920
3.	An ordinary resolution seeking approval of the re-appointment of Kimberly Ann Bradley as a Class I Director of the Company for a term of three years to expire at the third annual general meeting of the Company’s shareholders following such election and until she ceases to serve in her office in accordance with the Company’s Amended and Restated Articles of Incorporation or any law, whichever is earlier.	194,283,614	99.42%	1,004,894	0.51%	134,383
4.	An ordinary resolution seeking approval of the re-appointment of Daniel Burns as a Class I Director of the Company for a term of three years to expire at the third annual general meeting of the Company’s shareholders following such election and until he ceases to serve in his office in accordance with the Company’s Amended and Restated Articles of Incorporation or any law, whichever is earlier.	111,482,561	57.05%	82,820,807	42.38%	1,119,523
5.	An ordinary resolution for the re-appointment of WithumSmith+Brown, PC as Auditor of the Company with respect to its accounts filed with the SEC from the end of the AGM until the completion of the SEC audit for the financial year ended December 31, 2025.	195,146,446	99.86%	136,323	0.07%	140,122
6.	An ordinary resolution for the re-appointment of BDO LLP as Auditor of the Company with respect to its Guernsey statutory accounts from the end of the AGM until the end of the next annual general meeting of the Company.	195,213,139	99.89%	72,508	0.04%	137,244
7.	An ordinary resolution authorising the Directors of the Company` to determine the remuneration of each Auditor.	194,979,110	99.77%	75,103	0.04%	368,678

8.

An ordinary resolution that the Company be and is hereby generally and unconditionally authorised, in accordance with section 315 of the Companies Law, subject to all applicable legislation and regulations, to make market acquisitions (within the meaning of section 316 of the Companies Law) of its own Shares, on such terms and in such manner as the Directors may from time to time determine and which may be cancelled or held as treasury shares in accordance with the Companies Law, provided that:

a.   the maximum aggregate number of Shares authorised to be purchased under this authority shall not exceed 14.99% of the Shares in issue (excluding Shares held in treasury) as at the date this resolution is passed;

b.  the minimum price (exclusive of expenses) which may be paid for a Share shall be 1% of the average market value of a Share for the three Business Days prior to the day the purchase is made;

c.   the maximum price (exclusive of expenses) which may be paid for a Share shall be not more than 105% of the average market value of a Share for the three Business Days prior to the day the purchase is made; and

such authority shall expire on the date which is 15 months from the date of passing of this resolution or, if earlier, at the end of the annual general meeting of the Company to be held in 2026 (unless previously renewed, revoked or varied by the Company by ordinary resolution), save that the Company may make a contract to acquire Shares under this authority before its expiry, which will or may be executed wholly or partly after its expiration and the Company may make an acquisition of Shares pursuant to such a contract.

	193,774,581	99.16%	960,817	0.49%	687,493

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENIUS SPORTS LIMITED

Date: December 10, 2025	By:	/s/ Mark Locke
	Name:	Mark Locke
	Title:	Chief Executive Officer